[Morgan Stanley Letterhead

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036]

April 20, 2012

OVERNIGHT DELIVERY AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn.:                 Larry L. Greene, Senior Counsel

Division of Investment Management

Prudential Short Duration High Yield Fund, Inc.

Registration Statement on Form N-2

File Nos. 333-178016 and 811-22632

Dear Mr. Greene:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the lead manager of the prospective Underwriters of the securities covered by the above-captioned Registration Statement, hereby joins in the request of Prudential Short Duration High Yield Fund, Inc. that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 11:00 a.m., Eastern Time, on April 25, 2012, or as soon thereafter as practicable.

In connection with the above request for acceleration, please be advised that the Underwriters are in the process of effecting the distribution of approximately 60,000 Preliminary Prospectuses dated March 23, 2012.

Sincerely,

MORGAN STANLEY & CO. LLC

By:	/s/ Jon Zimmerman
	Name:	Jon Zimmerman
	Title:	Vice President